Notice to the Oslo Stock Exchange

[redacted]

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

SUPPL

Termination of put options in REC

Reference is made to Orkla's stock exchange notice dated February 5th, 2007, in connection with Orkla's acquisition of app. 12.48% of the shares in Renewable Energy Corporation ASA (REC) from Good Energies Investments B.V. (GEI). At the same time, GEI sold app. 17.9% of the outstanding shares in REC to Q-Cells AG. In connection with these transactions, Orkla issued put options in favour of Q-Cells, and acquired certain rights with respect to Q-Cells' shares in REC, as described in the stock exchange notice.

Orkla and Q-Cells have today entered into an agreement to terminate both the put options and Orkla's rights with respect to Q-Cells' shares in REC, with immediate effect. All parties' rights and obligations under the option agreement thereby cease to apply.
The net value of the rights and obligations at 31 December 2007 was estimated at - NOK 67 million on Orkla's balance sheet.
There is no capital expenditure incumbent upon any of the parties in connection with the termination of the agreements.

Orkla ASA,
Oslo 14 February 2008

Contact Orkla Investor Relations:
Rune Helland, SVP Investor Relations, Tel: +472254 4411

dlw 5/13

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